Exhibit 99
NEWS

[LOGO]
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O'Brien, 978-776-2000
Media contact: Wes Martz, 269-278-1715

**Kadant Reports Results for First Quarter 2009 and**
**Lowers Full Year 2009 Guidance**

WESTFORD, Mass., May 6, 2009 – Kadant Inc. (NYSE:KAI) reported revenues from continuing operations of $65.0 million in the first quarter of 2009, a decrease of $20.9 million, or 24 percent, compared to $85.9 million in the first quarter of 2008. Revenues in the first quarter of 2009 included a $7.0 million, or 8 percent, decrease from foreign currency translation. Operating income from continuing operations in the first quarter of 2009 was $0.2 million, a $7.4 million, or 97 percent, decrease compared to $7.6 million in the first quarter of 2008. Included in operating income from continuing operations in the first quarter of 2009 was $0.8 million in restructuring costs compared to a net gain from restructuring costs and other income of $0.5 million in the first quarter of 2008, most of which was associated with a gain on the sale of assets. Net loss in the first quarter of 2009 was $2.9 million, or $.23 per diluted share, versus net income of $5.1 million, or $.36 per diluted share, in the first quarter of 2008. Net loss in the first quarter of 2009 includes a $2.6 million incremental tax provision, or $.21 per diluted share, and a $0.5 million, or $.04 per diluted share, after-tax restructuring charge. The incremental tax provision in the first quarter of 2009 is due to applying a valuation allowance to certain deferred tax assets and the Company's inability to record a tax benefit on losses in the U.S. as a result of the Company's cumulative loss position in the U.S. caused by the large goodwill impairment charge recorded in the fourth quarter of 2008. Adjusted net income, a non-GAAP measure, in the first quarter of 2009 was $0.2 million, or $.02 per diluted share, compared to $4.8 million, or $.34 per diluted share, in the first quarter of 2008.

| Adjusted Net Income and Adjusted Diluted Earnings per Share (EPS) Reconciliation (non-GAAP) | Three Months Ended April 4, 2009 | | Three Months Ended March 29, 2008 | |
|---|---|---|---|---|
| | ($ in millions) | Diluted EPS | ($ in millions) | Diluted EPS |
| Net (Loss) Income Attributable to Kadant and Diluted EPS, as reported | $ (2.9) | $ (.23) | $ 5.1 | $ .36 |
| Adjustments for the following: | | | | |
| Incremental tax provision | 2.6 | .21 | - | - |
| Net restructuring costs and other income, net of tax | 0.5 | .04 | (0.3) | (.02) |
| Adjusted Net Income and Adjusted Diluted EPS | $ 0.2 | $ .02 | $ 4.8 | $ .34 |

"Although we met our diluted EPS guidance on an adjusted basis, our first quarter 2009 results clearly reflect the tough economic environment facing our customers," said William A. Rainville, chairman and chief executive officer of Kadant. "The exceptionally low operating rates of paper producers and the desire of our customers to conserve cash have resulted in weak bookings of replacement parts, consumables, and especially capital equipment across all of our major product lines. On a more positive note, cash flows from continuing operations of $13.8 million in the first quarter of 2009 more than doubled from the prior year quarter. In addition, we reduced our net debt by $8.0 million in the quarter to $7.3 million.

"We have made considerable progress on our restructuring initiatives announced during our March earnings call. In addition to the reductions in force, reduced working hours, and salary freezes previously announced, we have completed the integration of our water management, accessories, and fluid-handling sales forces and begun the process of consolidating the U.S. manufacturing operations of our water management product line into our manufacturing plants in Massachusetts and Mexico. Cost reductions resulting from these and other actions are contributing to a projected reduction in our manufacturing overhead spending and operating expenses of nearly $29 million in 2009 compared to 2008, including an estimated $9 million favorable effect from currency translation. Despite these efforts, our revenue decline more than offset these cost reductions. We will continue to balance the short-term challenges of sizing our Company to reflect the current market conditions, with the longer term goal of maintaining the resources we need to capitalize on opportunities when the market recovers.

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"First quarter 2009 bookings for spares and consumables were substantially lower than we had forecasted, and we have not seen any recovery so far in the second quarter. In addition, over the past few months numerous capital projects have been delayed due to market conditions or lack of financing. We have adjusted our 2009 guidance accordingly and as a result, we expect to report a GAAP diluted loss per share of $.24 to $.26 from continuing operations in the second quarter of 2009 on revenues of $50 to $52 million. This includes $.08 of incremental tax provision principally due to not recording a tax benefit on expected U.S. losses and $.06 of estimated restructuring costs. For the full year, we expect to report a GAAP diluted loss per share of $.55 to $.65 from continuing operations on revenues of $220 to $230 million, revised from our previous guidance of GAAP diluted earnings per share of $.43 to $.53, on revenues of $260 to $270 million. The full year guidance includes $.39 of incremental tax provision and $.14 of estimated restructuring costs."

**Use of Non-GAAP Financial Measures**

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted net income, adjusted diluted earnings per share, and earnings before interest, taxes, depreciation, and amortization (EBITDA).

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our core business, operating results, or future outlook. We believe that the inclusion of such measures helps investors to gain a better understanding of our underlying operations and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. We also believe this information is responsive to investors' requests and gives them an additional measure of our performance.

We use non-GAAP financial measures, in addition to GAAP financial measures, as the basis for measuring our underlying operating performance and comparing such performance to that of prior periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

Adjusted diluted EPS in the three-month periods ended April 4, 2009 and March 29, 2008 was calculated using the reported weighted average diluted shares for each period.

Adjusted net income and adjusted diluted EPS exclude:

- net restructuring costs and other income, net of tax, of $0.5 million and ($0.3) million in the first quarter of 2009 and 2008, respectively. The 2008 period includes after-tax restructuring costs of $0.1 million and an after-tax gain on the sale of assets of $0.4 million. We believe that these incremental costs and other income are not indicative of our core operating costs and not comparable to other periods, which have differing levels of incremental costs or none at all.

- an incremental tax provision of $2.6 million in the first quarter of 2009 related primarily to not recording a benefit on the pre-tax losses in the U.S. and applying a valuation allowance to certain deferred tax assets. We believe that the inability to record a tax benefit on our U.S. losses due to our cumulative loss position in the U.S. and the need to apply a valuation allowance to certain deferred tax assets results in a tax provision which is unusual and not comparable to prior periods.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in this press release and in the accompanying tables.

**Conference Call**

Kadant will hold its earnings conference call on Thursday, May 7, 2009, at 11 a.m. Eastern time. To listen, call 800-709-2159 within the U.S., or 973-582-2810 outside the U.S. Please reference Event ID number 95073884. You can also listen to the call live on the Web by visiting www.kadant.com and clicking on "Investors." An audio archive of the call will be available on our Web site until June 5, 2009.

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**Financial Highlights (unaudited)**
(In thousands, except per share amounts and percentages)

| | Three Months Ended | |
|---|---|---|
| **Consolidated Statement of Operations (a)** | April 4, 2009 | March 29, 2008 |
| Revenues | $ 64,957 | $ 85,864 |
| Costs and Operating Expenses: | | |
| Cost of revenues | 40,317 | 51,804 |
| Selling, general, and administrative expenses | 22,205 | 25,369 |
| Research and development expenses | 1,470 | 1,608 |
| Restructuring costs and other income, net (b) | 757 | (473) |
| | 64,749 | 78,308 |
| Operating Income | 208 | 7,556 |
| Interest Income | 207 | 541 |
| Interest Expense | (813) | (595) |
| (Loss) Income from Continuing Operations Before | | |
| Provision for Income Taxes | (398) | 7,502 |
| Provision for Income Taxes | 2,464 | 2,288 |
| (Loss) Income from Continuing Operations | (2,862) | 5,214 |
| Loss from Discontinued Operation, Net of Tax | (4) | (4) |
| Net (Loss) Income | (2,866) | 5,210 |
| Net Loss Attributable to Noncontrolling Interest | (25) | (97) |
| Net (Loss) Income Attributable to Kadant | $ (2,891) | $ 5,113 |
| Amounts Attributable to Kadant: | | |
| (Loss) Income from Continuing Operations | $ (2,887) | $ 5,117 |
| Loss from Discontinued Operation, Net of Tax | (4) | (4) |
| Net (Loss) Income Attributable to Kadant | $ (2,891) | $ 5,113 |
| (Loss) Earnings per Share from Continuing Operations: | | |
| Basic | $ (.23) | $ .36 |
| Diluted | $ (.23) | $ .36 |
| (Loss) Earnings per Share Attributable to Kadant: | | |
| Basic | $ (.23) | $ .36 |
| Diluted | $ (.23) | $ .36 |
| Weighted Average Shares: | | |
| Basic | 12,506 | 14,167 |
| Diluted | 12,506 | 14,273 |

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| Business Segment Information (c) | | Three Months Ended | | |
|---|---|---|---|---|
| | | April 4, 2009 | | March 29, 2008 |
| Revenues: | | | | |
| Pulp and Papermaking Systems | $ | 61,987 | $ | 83,258 |
| Other | | 2,970 | | 2,606 |
| | $ | 64,957 | $ | 85,864 |
| Gross Profit Margin: | | | | |
| Pulp and Papermaking Systems | | 38% | | 40% |
| Other | | 34% | | 39% |
| | | 38% | | 40% |
| Operating Income: | | | | |
| Pulp and Papermaking Systems | $ | 2,882 | $ | 10,878 |
| Corporate and Other | | (2,674) | | (3,322) |
| | $ | 208 | $ | 7,556 |
| Bookings from Continuing Operations: | | | | |
| Pulp and Papermaking Systems | $ | 45,266 | $ | 87,332 |
| Other | | 3,091 | | 2,352 |
| | $ | 48,357 | $ | 89,684 |
| Capital Expenditures from Continuing Operations: | | | | |
| Pulp and Papermaking Systems | $ | 1,112 | $ | 1,425 |
| Corporate and Other | | 45 | | 185 |
| | $ | 1,157 | $ | 1,610 |

| Cash Flow and Other Data from Continuing Operations | | Three Months Ended | | |
|---|---|---|---|---|
| | | April 4, 2009 | | March 29, 2008 |
| Cash Provided by Operations | $ | 13,767 | $ | 6,328 |
| Depreciation and Amortization Expense | | 1,843 | | 1,858 |

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| Balance Sheet Data (a) | | April 4, 2009 | | Jan. 3, 2009 |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash and Cash Equivalents | $ | 46,914 | $ | 40,139 |
| Accounts Receivable, net | | 35,744 | | 54,517 |
| Inventories | | 45,686 | | 55,762 |
| Other Current Assets | | 24,738 | | 26,589 |
| Property, Plant and Equipment, net | | 41,200 | | 41,638 |
| Intangible Assets | | 29,309 | | 30,115 |
| Goodwill | | 93,537 | | 95,030 |
| Other Assets | | 13,419 | | 13,127 |
| | $ | 330,547 | $ | 356,917 |
| **Liabilities and Shareholders' Investment** | | | | |
| Accounts Payable | $ | 17,121 | $ | 24,212 |
| Short- and Long-term Debt | | 54,170 | | 55,411 |
| Other Liabilities | | 74,294 | | 82,901 |
| Total Liabilities | $ | 145,585 | $ | 162,524 |
| Shareholders' Investment | $ | 184,962 | $ | 194,393 |
| | $ | 330,547 | $ | 356,917 |

| | | Three Months Ended | | |
|---|---|---|---|---|
| EBITDA Data | | April 4, 2009 | | March 29, 2008 |
| Consolidated | | | | |
| Net (Loss) Income Attributable to Kadant | $ | (2,891) | $ | 5,113 |
| Net Loss Attributable to Noncontrolling Interest | | 25 | | 97 |
| Loss from Discontinued Operation, Net of Tax | | 4 | | 4 |
| Provision for Income Taxes | | 2,464 | | 2,288 |
| Interest Expense, net | | 606 | | 54 |
| Operating Income | | 208 | | 7,556 |
| Depreciation and Amortization | | 1,843 | | 1,858 |
| EBITDA (b) | $ | 2,051 | $ | 9,414 |
| Pulp and Papermaking Systems | | | | |
| Operating Income | $ | 2,882 | $ | 10,878 |
| Depreciation and Amortization | | 1,729 | | 1,730 |
| EBITDA (b) | $ | 4,611 | $ | 12,608 |
| Corporate and Other (c) | | | | |
| Operating Loss | $ | (2,674) | $ | (3,322) |
| Depreciation and Amortization | | 114 | | 128 |
| EBITDA | $ | (2,560) | $ | (3,194) |

(a)  On January 4, 2009, the Company adopted SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an Amendment of Accounting Research Bulletin No. 51." Prior period amounts have been reclassified to conform to the current year presentation.

(b)  Includes restructuring costs and other income, net, of $757 and ($473) in the three-month periods ended April 4, 2009 and March 29, 2008, respectively. The 2008 period includes restructuring costs of $121 and a gain from the sale of assets of $594.

(c)  "Other" includes the results from the Fiber-based Products business.

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**About Kadant**

Kadant Inc. is a leading supplier to the global pulp and paper industry, with a range of products and services for improving efficiency and quality in pulp and paper production, including paper machine accessories and systems for stock preparation, fluid handling, and water management. Our fluid-handling products are also used to optimize production in the steel, rubber, plastics, food, and textile industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $329 million in 2008 and 1,700 employees in 16 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, growth opportunities and strategies, and the effect of cost-savings initiatives. Important factors that could cause actual results to differ materially from those indicated by such statements are set forth under the heading "Risk Factors" in Kadant's annual report on Form 10-K for the period ended January 3, 2009. These include risks and uncertainties relating to worldwide and local economic conditions as well as the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; international sales and operations; competition; soundness of suppliers and customers; our debt obligations; restrictions in our credit agreement; soundness of financial institutions; litigation and warranty costs related to our discontinued operation; our acquisition strategy; future restructurings; factors influencing our fiber-based products business; protection of patents and proprietary rights; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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